CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(UNAUDITED)

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

Management’s Responsibilities over Financial Reporting

The condensed interim consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The condensed interim consolidated financial statements have not been audited.

Keith Neumeyer	Raymond Polman, CPA, CA
President & CEO	Chief Financial Officer
August 6, 2019	August 6, 2019

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of (Loss) Earnings provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods.

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2019	2018	2019	2018

Revenues	6	$83,669	$79,687	$170,479	$138,280
Mine operating costs
Cost of sales	7	62,772	59,285	122,119	98,966
Depletion, depreciation and amortization		16,691	22,706	33,901	42,041
		79,463	81,991	156,020	141,007

Mine operating earnings (loss)		4,206	(2,304)	14,459	(2,727)

General and administrative expenses	8	5,966	5,201	12,466	10,069
Share-based payments		2,017	2,247	4,092	4,763
Mine care and maintenance costs		394	—	1,202	—
Impairment of non-current assets		—	31,660	—	31,660
Acquisition costs	4	—	4,877	—	4,877
Foreign exchange (gain) loss		(748)	285	(3,117)	2,581
Operating loss		(3,423)	(46,574)	(184)	(56,677)

Investment and other (loss) income	9	(87)	1,038	1,931	(421)
Finance costs	10	(3,742)	(3,799)	(7,447)	(6,258)
Loss before income taxes		(7,252)	(49,335)	(5,700)	(63,356)

Income taxes
Current income tax expense		500	1,680	3,964	2,374
Deferred income tax expense (recovery)		4,215	(10,982)	(577)	(20,105)
		4,715	(9,302)	3,387	(17,731)

Net loss for the period		($11,967)	($40,033)	($9,087)	($45,625)

Loss per common share
Basic	11	($0.06)	($0.22)	($0.05)	($0.26)
Diluted	11	($0.06)	($0.22)	($0.05)	($0.26)

Weighted average shares outstanding
Basic	11	200,965,605	181,126,340	198,413,338	173,515,346
Diluted	11	200,965,605	181,126,340	198,413,338	173,515,346

Approved by the Board of Directors

Keith Neumeyer, Director	Douglas Penrose, Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Comprehensive (Loss) Income provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

	Note	Three Months Ended June 30,		Six Months Ended June 30,
		2019	2018	2019	2018

Net loss for the period		($11,967)	($40,033)	($9,087)	($45,625)

Other comprehensive income (loss)
Items that will not be subsequently reclassified to profit or loss:
Unrealized (loss) gain on fair value of investments in marketable securities	14	(33)	(350)	117	(698)
Realized gain on investments in marketable securities	14	123	—	123	—

Other comprehensive income (loss)		90	(350)	240	(698)

Total comprehensive loss		($11,877)	($40,383)	($8,847)	($46,323)

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2019	2018	2019	2018
Operating Activities
Net loss for the period		($11,967)	($40,033)	($9,087)	($45,625)
Adjustments for:
Depletion, depreciation and amortization		17,149	22,876	34,813	42,398
Share-based payments		2,017	2,247	4,092	4,763
Income tax expense (recovery)		4,715	(9,302)	3,387	(17,731)
Finance costs	10	3,742	3,799	7,447	6,258
Acquisition costs	4	—	4,877	—	4,877
Impairment of non-current assets		—	31,660	—	31,660
Other	23	2,073	(1,894)	782	3,271
Operating cash flows before movements in working capital and taxes		17,729	14,230	41,434	29,871
Net change in non-cash working capital items	23	1,634	(2,514)	11,880	(8,023)
Income taxes paid		(3,805)	(4,885)	(5,041)	(5,146)
Cash generated by operating activities		15,558	6,831	48,273	16,702

Investing Activities
Expenditures on mining interests		(17,754)	(17,612)	(37,589)	(34,251)
Acquisition of property, plant and equipment		(8,817)	(8,634)	(18,946)	(14,903)
Deposits paid for acquisition of non-current assets		(1,009)	(1,324)	(1,649)	(2,150)
Proceeds from disposal of marketable securities		195	—	195	—
(Payment for) proceeds from settlement of silver futures		(773)	—	824	—
Primero acquisition costs, net of cash acquired	4	—	(1,006)	—	(1,006)
Cash used in investing activities		(28,158)	(28,576)	(57,165)	(52,310)

Financing Activities
Proceeds from ATM program, net of share issue costs	21(a)	16,028	—	48,486	—
Proceeds from exercise of stock options		908	1,203	2,060	1,886
Repayment of lease liabilities	20(b)	(1,042)	(1,246)	(2,048)	(1,956)
Finance costs paid		(631)	(654)	(2,930)	(1,294)
Net proceeds from debt facilities	19(b)	—	34,006	—	34,006
Repayment of debt facilities	19(b)	—	(16,000)	—	(16,000)
Repayment of Primero's debt facilities		—	(106,110)	—	(106,110)
Net proceeds from convertible debentures		—	—	—	151,079
Repayment of Scotia debt facilities		—	(28,890)	—	(32,072)
Shares repurchased and cancelled		—	(35)	—	(1,324)
Cash provided by (used in) financing activities		15,263	(117,726)	45,568	28,215

Effect of exchange rate on cash and cash equivalents held in foreign currencies		419	(540)	850	(1,520)
Increase (decrease) in cash and cash equivalents		2,663	(139,471)	36,676	(7,393)
Cash and cash equivalents, beginning of the period		91,457	249,239	57,013	118,141
Cash and cash equivalents, end of period		$94,539	$109,228	$94,539	$109,228

Cash		$94,539	$77,035	$94,539	$77,035
Short-term investments		—	32,193	—	32,193
Cash and cash equivalents, end of period		$94,539	$109,228	$94,539	$109,228

Supplemental cash flow information	23

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2019 AND DECEMBER 31, 2018
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	June 30, 2019	December 31, 2018
Assets

Current assets
Cash and cash equivalents		$94,539	$57,013
Trade and other receivables	12	7,743	5,599
Value added taxes receivable	22(c)	46,862	59,665
Income taxes receivable		1,564	982
Inventories	13	28,706	32,468
Other financial assets	14	7,641	8,458
Prepaid expenses and other		3,097	2,089
Total current assets		190,152	166,274

Non-current assets
Mining interests	15	453,088	435,613
Property, plant and equipment	16	258,148	251,084
Right-of-use assets	17	3,785	—
Deposits on non-current assets		2,214	3,464
Non-current income taxes receivable		19,214	18,737
Deferred tax assets		45,609	50,938
Total assets		$972,210	$926,110

Liabilities and Equity

Current liabilities
Trade and other payables	18	$55,004	$50,183
Unearned revenue	6	143	3,769
Current portion of debt facilities	19	1,252	1,281
Current portion of lease liabilities	20	4,302	2,904
Total current liabilities		60,701	58,137

Non-current liabilities
Debt facilities	19	151,366	148,231
Lease liabilities	20	4,203	2,943
Decommissioning liabilities		29,433	27,796
Other liabilities		4,164	3,787
Deferred tax liabilities		81,972	90,643
Total liabilities		$331,839	$331,537

Equity
Share capital		879,325	827,622
Equity reserves		91,212	88,030
Accumulated deficit		(330,166)	(321,079)
Total equity		$640,371	$594,573
Total liabilities and equity		$972,210	$926,110

Commitments (Note 15; Note 22(c))

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 4

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2018
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves					Accumulated deficit
	Shares	Amount	Share-based payments(a)	Other comprehensive income(b)	Retirement Benefit Plan(c)	Equity component of convertible debenture(d)	Total equity reserves		Total equity
Balance at December 31, 2017	165,824,164	$636,672	$65,307	($3,004)	$—	$—	$62,303	($116,490)	$582,485
Net loss for the period	—	—	—	—	—	—	—	(45,625)	(45,625)
Other comprehensive loss	—	—	—	(698)	—	—	(698)	—	(698)
Total comprehensive loss	—	—	—	(698)	—	—	(698)	(45,625)	(46,323)
Share-based payments	—	—	4,763	—	—	—	4,763	—	4,763
Equity component of convertible debenture, net of tax (Note 19(a))	—	—	—	—	—	19,164	19,164	—	19,164
Shares issued for:
Exercise of stock options (Note 21(b))	462,440	2,398	(512)	—	—	—	(512)	—	1,886
Acquisition of Primero (Note 4)	27,333,184	186,959	—	—	—	—	—	—	186,959
Shares repurchased and cancelled	(4,985)	(21)	—	—	—	—	—	(14)	(35)
Shares repurchased for delisting from Bolsa	(230,000)	(899)	—	—	—	—	—	(390)	(1,289)
Balance at June 30, 2018	193,384,803	$825,109	$69,558	($3,702)	$—	$19,164	$85,020	($162,519)	$747,610

Balance at December 31, 2018	193,873,335	$827,622	$71,715	($3,514)	$665	$19,164	$88,030	($321,079)	$594,573
Net loss for the period	—	—	—	—	—	—	—	(9,087)	(9,087)
Other comprehensive income	—	—	—	240	—	—	240	—	240
Total comprehensive income (loss)	—	—	—	240	—	—	240	(9,087)	(8,847)
Share-based payments	—	—	4,092	—	—	—	4,092	—	4,092
Shares issued for:
Exercise of stock options (Note 21(b))	508,874	2,568	(508)	—	—	—	(508)	—	2,060
At-the-Market Distributions (Note 21(a))	8,039,363	48,486	—	—	—	—	—	—	48,486
Settlement of restricted share units (Note 21(c))	100,000	642	(642)	—	—	—	(642)	—	—
Shares cancelled	1,661	7	—	—	—	—	—	—	7
Balance at June 30, 2019	202,523,233	$879,325	$74,657	($3,274)	$665	$19,164	$91,212	($330,166)	$640,371

(a)
Share-based payments reserve records the cumulative amount recognized under IFRS 2 share-based payments in respect of stock options granted, restricted share units and shares purchase warrants issued but not exercised or settled to acquire shares of the Company.

(b)	Other comprehensive income reserve principally records the unrealized fair value gains or losses related to fair value through other comprehensive income ("FVTOCI") financial instruments.

(c)	Retirement benefit plan reserve records re-measurements arising from actuarial gains or losses and return on plan assets in relation to San Dimas' retirement benefit plan.

(d)
Equity component of convertible debenture reserve represents the estimated fair value of its conversion option of $26.3 million, net of deferred tax effect of $7.1 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 5

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company owns and operates six producing mines: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the San Martin Silver Mine, the La Parrilla Silver Mine and the Del Toro Silver Mine.

First Majestic is incorporated in Canada with limited liability under the legislation of the Province of British Columbia and is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1800, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, and International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2018, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 22(a)) and marketable securities (Note 14). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These condensed interim consolidated financial statements were prepared using accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2018, except for the following:

Leases
On January 1, 2019, the Company adopted IFRS 16 - Leases ("IFRS 16") which superseded IAS 17 - Leases. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on balance sheet accounting model that is similar to the finance lease accounting, with limited exceptions for short-term leases or leases of low value assets.

The Company adopted IFRS 16 on its effective date, using the modified retrospective application method, with the cumulative effect of initially applying the standard recorded as an adjustment to retained earnings and no restatement of comparative information. The Company has elected to measure its right-of-use assets at amounts equal to the associated lease liabilities as at the adoption date, which resulted in a $3.7 million increase in right-of-use assets (note 17) and lease liabilities (note 20), with no adjustment necessary to retained earnings.

The Company has elected to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight line basis for short term leases (lease term of 12 months or less) and low value leases. The Company has also elected to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short term leases.

For certain leases, such as vehicles, the Company has also elected to account for the lease and non-lease components as a single lease component.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 6

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

2. BASIS OF PRESENTATION (continued)

Leases (continued)
In transitioning to IFRS 16, the Company analyzed its contracts to identify whether they are or contain a lease arrangement. This analysis identified contracts containing leases that have an equivalent increase to both the Company’s right-of-use assets and lease liabilities. Upon the adoption of IFRS 16, the Company recognized additional right-of-use assets and lease liabilities primarily related to the Company’s equipment and building rental contracts, land easement contracts and service contracts that contain embedded leases for property, plant and equipment. The incremental borrowing rates for lease liabilities initially recognized on adoption of IFRS 16 was 5.8% to 12.4%. Due to the recognition of additional right-of-use assets and lease liabilities, during the six months ended June 30, 2019, depreciation expense increased by $0.6 million and financing costs increased by $0.2 million, respectively, under IFRS 16 compared to the previous standard. Additionally, operating cash flows increased by $0.6 million with a corresponding $0.6 million increase in financing cash outflows.

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management to make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2019, the Company applied the critical judgments and estimates disclosed in note 3 of its audited consolidated financial statements for the year ended December 31, 2018 and the following critical judgments and estimates in applying accounting policies:

Leases as a result of adopting IFRS 16

Identifying Whether a Contract Includes a Lease
IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. The Company had to apply judgment on certain factors, including whether the supplier has substantive substitution rights, does the Company obtain substantially all of the economic benefits and who has the right to direct the use of that asset.

Estimate of Lease Term
When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract, or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term of its leases are the lesser of original lease term or the life of the mine. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

Determining the Discount Rate for Leases
Determining the discount rate for leases IFRS 16 requires the Company to discount the lease payments using the rate implicit in the lease if that rate is readily available. If that rate cannot be readily determined, the lessee is required to use its incremental borrowing rate (“IBR”). The Company generally used its IBR rate when recording leases initially, since the implicit rates were not readily available due to information not being available from the lessor regarding the fair value of underlying assets and direct costs incurred by the lessor related to the leased assets. The IBR for each lease was determined on the commencement date of the lease and recalculated at the re-measurement date, where applicable.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 7

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

4. ACQUISITION OF PRIMERO MINING CORP.
Description of the Transaction
On May 10, 2018, First Majestic completed the acquisition of all of the issued and outstanding common shares (the "Arrangement") of Primero Mining Corp. pursuant to the terms and conditions of an arrangement agreement (the “Arrangement Agreement”) between First Majestic and Primero dated January 11, 2018. Under the terms of the Arrangement Agreement, First Majestic issued an aggregate of 6,418,594 common shares to Primero shareholders, on the basis of 0.03325 of a First Majestic common share for each Primero common share (the "Exchange Ratio").

The Arrangement also provided for the issuance by First Majestic of an aggregate of 221,908 replacement stock options (the "Replacement Options") to the holders of outstanding Primero stock options, at exercise prices adjusted by the Exchange Ratio. Under the Arrangement, all existing warrants of Primero also became exercisable to acquire First Majestic shares at exercise prices adjusted by the Exchange Ratio ("Replacement Warrants"). After the effective date of the Arrangement, such warrants are exercisable for an aggregate of 366,124 common shares of the Company. The fair value of the Replacement Options and Replacement Warrants, determined using a Black-Scholes valuation model, resulted in a nominal value as the exercise prices of the options and warrants are significantly out-of-the-money based on the Exchange Ratio and underlying share price.

With this transaction, First Majestic added the San Dimas Silver/Gold Mine which is located approximately 130 km northwest of Durango, Durango State, Mexico. The mine is accessible via a 40 minute flight from Durango to the mine’s airstrip. The operation consists of an underground mine and a mill with a 2,500 tpd capacity.

Concurrently and in connection and as part of the Arrangement, First Majestic terminated the pre-existing silver purchase agreement with Wheaton Precious Metals Corp. and its subsidiary, Wheaton Precious Metals International Ltd. (“WPMI”), relating to the San Dimas Mine and entered into a new precious metal purchase agreement (the “New Stream Agreement”) with WPMI and FM Metal Trading (Barbados) Inc., a wholly-owned subsidiary of First Majestic. Pursuant to the New Stream Agreement, WPMI is entitled to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold ounce delivered under the New Stream Agreement. As part of the restructuring of the stream agreement, WPMI received 20,914,590 common shares of First Majestic with an aggregate fair market value of approximately $143.1 million based on the closing price of First Majestic common shares on May 9, 2018 of $6.84. The final common share purchase consideration was determined based on the closing market price of First Majestic’s common shares on the day before the closing date of the Arrangement.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 8

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

4. ACQUISITION OF PRIMERO MINING CORP. (continued)
Consideration and Purchase Price Allocation
Management has concluded that Primero constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations. Total consideration for the acquisition was valued at $187.0 million on the acquisition date. The purchase price allocation, is estimated as follows:

Total Consideration
6,418,594 First Majestic shares to Primero shareholders at $6.84 (CAD$8.80) per share	$43,903
20,914,590 First Majestic shares to Wheaton Precious Metals Corp. at $6.84 (CAD$8.80) per share	143,056
$186,959

Allocation of Purchase Price
Cash and cash equivalents	$3,871
Value added taxes receivable	27,508
Inventories	15,628
Mining interests	178,183
Property, plant and equipment	122,815
Deposit on non-current assets	60
Non-current income taxes receivable	19,342
Other working capital items	(23,792)
Income taxes payable	(2,888)
Debt facilities	(106,110)
Decommissioning liabilities	(4,095)
Other non-current liabilities	(4,678)
Deferred tax liabilities	(38,885)
Net assets acquired	$186,959

Total transaction costs of $4.9 million related to the acquisition were expensed in the year ended December 31, 2018.

5. SEGMENTED INFORMATION

All of the Company’s operations are within the mining industry and its major products are precious metals doré and precious and base metals concentrates which are refined or smelted into pure silver, gold, lead and zinc and sold to global metal brokers. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

A reporting segment is defined as a component of the Company that:

•	engages in business activities from which it may earn revenues and incur expenses;

•	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

•	for which discrete financial information is available.

For the three and six months ended June 30, 2019, the Company's reporting segments includes its six operating mines in Mexico. Effective January 1, 2019, the Company no longer considers the La Guitarra mine, which was placed on care and maintenance on August 3, 2018 as a significant reporting segment. Accordingly, it has been grouped in the “others” category for the three and six months ended June 31, 2019 and 2018. “Others” also consists primarily of the Company’s corporate assets including cash and cash equivalents, other development and exploration properties (Note 15), debt facilities (Note 19), intercompany eliminations, and corporate expenses which are not allocated to operating segments. Management evaluates segment performance based on mine operating earnings. Therefore, other income and expense items are not allocated to the segments. The segmented information for the comparative periods have been adjusted to reflect the Company's reporting segments for the reporting period ended June 30, 2019 for consistency.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 9

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

5. SEGMENTED INFORMATION (continued)

Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

Three Months Ended June 30, 2019 and 2018		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
San Dimas	2019	$46,007	$28,086	$6,918	$11,003	$9,180
	2018	27,989	18,609	4,248	5,132	4,038
Santa Elena	2019	19,792	13,704	2,921	3,167	4,648
	2018	21,211	12,903	3,063	5,245	4,423
La Encantada	2019	7,194	8,312	2,702	(3,820)	3,597
	2018	5,436	7,703	3,195	(5,462)	4,878
San Martin	2019	3,990	4,872	2,363	(3,245)	2,035
	2018	8,505	5,518	2,151	836	2,168
La Parrilla	2019	5,069	5,227	1,162	(1,320)	3,177
	2018	8,425	6,524	6,097	(4,196)	3,250
Del Toro	2019	1,559	2,465	364	(1,270)	1,071
	2018	4,526	4,815	2,089	(2,378)	3,169
Others	2019	58	106	261	(309)	6,031
	2018	3,595	3,213	1,863	(1,481)	4,685
Consolidated	2019	$83,669	$62,772	$16,691	$4,206	$29,739
	2018	$79,687	$59,285	$22,706	($2,304)	$26,611

Six Months Ended June 30, 2019 and 2018		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
San Dimas	2019	$86,892	$51,468	$13,190	$22,234	$17,377
	2018	27,989	18,609	4,248	5,132	4,038
Santa Elena	2019	39,925	26,471	5,209	8,245	9,469
	2018	44,941	25,485	5,903	13,553	9,265
La Encantada	2019	18,767	17,347	6,186	(4,766)	6,447
	2018	13,033	15,330	6,703	(9,000)	8,335
La Parrilla	2019	10,526	10,945	2,462	(2,881)	6,002
	2018	16,621	12,979	12,317	(8,675)	6,380
Del Toro	2019	3,614	5,422	718	(2,526)	2,052
	2018	10,032	9,636	4,374	(3,978)	5,568
San Martin	2019	10,516	10,143	5,617	(5,244)	4,481
	2018	18,142	10,849	4,313	2,980	4,266
Others	2019	239	323	519	(603)	12,621
	2018	7,522	6,078	4,183	(2,739)	8,865
Consolidated	2019	$170,479	$122,119	$33,901	$14,459	$58,449
	2018	$138,280	$98,966	$42,041	($2,727)	$46,717

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 10

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

5. SEGMENTED INFORMATION (continued)

At June 30, 2019 and December 31, 2018		Mining Interests		Property, plant and equipment	Total mining assets	Total assets	Total liabilities
		Producing	Exploration
Mexico
San Dimas	2019	$188,634	$4,257	$117,937	$310,828	$346,942	$52,602
	2018	182,434	3,705	120,218	306,357	368,460	59,990
Santa Elena	2019	42,010	11,490	38,315	91,815	113,110	17,838
	2018	33,447	14,316	39,664	87,427	104,955	16,753
La Encantada	2019	44,986	985	42,865	88,836	112,091	10,814
	2018	39,564	5,660	43,060	88,284	111,887	13,972
San Martin	2019	49,036	14,056	17,368	80,460	90,744	27,421
	2018	50,406	12,538	18,373	81,317	92,835	23,386
La Parrilla	2019	18,159	4,842	8,620	31,621	55,598	7,271
	2018	17,172	3,486	7,603	28,261	52,383	9,784
Del Toro	2019	9,927	3,966	5,852	19,745	35,223	6,285
	2018	9,601	3,082	5,775	18,458	36,760	7,624
Others	2019	21,027	39,713	27,191	87,931	218,501	209,608
	2018	21,027	39,175	16,391	76,593	158,830	200,028
Consolidated	2019	$373,779	$79,309	$258,148	$711,236	$972,210	$331,839
	2018	$353,651	$81,962	$251,084	$686,697	$926,110	$331,537

During the three and six months ended June 30, 2019, the Company had five (June 30, 2018 - five) customers that accounted for 100% of its doré and concentrate sales revenue, with one major customer accounting for 83% of total revenue (2018 - two major customers for 72% and 18%).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 11

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

6. REVENUES

The Company sells metals in the form of doré and concentrates. The Company’s primary product is silver and other metals produced as part of the extraction process, such as gold, lead and zinc, are considered as by-products. Revenues from sale of metal, including by-products, are recorded net of smelting and refining costs.

Revenues for the period are summarized as follows:

	Three Months Ended June 30,				Six Months Ended June 30,
	2019		2018		2019		2018
Gross revenue by material:
Doré	$77,894	92%	$65,913	81%	$158,257	91%	$109,777	77%
Concentrate	7,137	8%	15,823	19%	15,057	9%	33,212	23%
Gross revenue	$85,031	100%	$81,736	100%	$173,314	100%	$142,989	100%

Gross revenue from payable metals:
Silver	$46,844	55%	$47,086	58%	$99,332	57%	$83,193	58%
Gold	34,843	41%	28,863	35%	66,874	39%	47,553	33%
Lead	1,893	2%	4,096	5%	4,422	3%	8,533	6%
Zinc	1,451	2%	1,691	2%	2,686	2%	3,710	3%
Gross revenue	85,031	100%	81,736	100%	173,314	100%	142,989	100%
Less: smelting and refining costs	(1,362)		(2,049)		(2,835)		(4,709)
Revenues	$83,669		$79,687		$170,479		$138,280

As at June 30, 2019, $0.1 million of revenues that have not satisfied performance obligations were recorded as unearned revenue (December 31, 2018 - $3.8 million) and will be recorded as revenue in the subsequent period. During the six months ended June 30, 2019, revenue related to provisional pricing adjustments on concentrate sales was $0.1 million (2018 - $0.1 million).

(a)	Gold Stream Agreement with Sandstorm Gold Ltd.
The Santa Elena mine has a purchase agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation. During the six months ended June 30, 2019, the Company delivered 3,914 ounces of gold (2018 - 4,869 ounces) to Sandstorm at an average price of $457 per ounce (2018 - $452 per ounce).

(b)	Gold Stream Agreement with Wheaton Precious Metals Corporation
The San Dimas mine has a purchase agreement with WPMI, which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold equivalent ounce delivered under the New Stream Agreement.

During the six months ended June 30, 2019, the Company delivered 21,795 ounces (2018 - 3,738 ounces) of gold equivalent to WPMI at $603 (2018 - $600) per ounce.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

7. COST OF SALES

Cost of sales excludes depletion, depreciation and amortization and are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Consumables and materials	$12,064	$13,214	$24,488	$21,526
Labour costs	33,735	25,411	61,922	43,194
Energy	10,322	8,913	19,583	17,066
Other costs	1,312	4,424	5,597	8,138
Production costs	$57,433	$51,962	$111,590	$89,924
Transportation and other selling costs	734	900	1,541	1,802
Workers participation costs	3,479	711	5,074	1,052
Environmental duties and royalties	341	340	677	595
Inventory changes	785	5,372	3,237	5,593
	$62,772	$59,285	$122,119	$98,966

8. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Corporate administration	$1,282	$1,825	$2,322	$2,932
Salaries and benefits	2,629	2,266	6,152	4,529
Audit, legal and professional fees	1,267	664	2,428	1,641
Filing and listing fees	127	100	260	250
Directors fees and expenses	204	176	393	360
Depreciation	457	170	911	357
	$5,966	$5,201	$12,466	$10,069

9. INVESTMENT AND OTHER (LOSS) INCOME

The Company’s investment and other (loss) income are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Loss from investment in marketable securities (Note 14)	($1,314)	($101)	($161)	($2,250)
Gain (loss) from investment in silver futures derivatives	46	—	(490)	—
Interest income and other	1,181	1,139	2,582	1,829
	($87)	$1,038	$1,931	($421)

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

10. FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s debt facilities, lease liabilities and accretion of decommissioning liabilities. The Company’s finance costs in the period are summarized as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Debt facilities (Note 19)	$2,752	$3,083	$5,459	$4,966
Lease liabilities (Note 20)	199	142	407	290
Accretion of decommissioning liabilities	606	358	1,210	687
Silver sales and other	185	216	371	315
	$3,742	$3,799	$7,447	$6,258

11. EARNINGS OR LOSS PER SHARE

Basic net earnings or loss per share is the net earnings or loss available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted net earnings or loss per share adjusts basic net earnings per share for the effects of potential dilutive common shares.

The calculations of basic and diluted (loss) earnings per share for the period ended June 30, 2019 and 2018 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Net loss for the period	($11,967)	($40,033)	($9,087)	($45,625)

Weighted average number of shares on issue - basic and diluted(1)	200,965,605	181,126,340	198,413,338	173,515,346

Loss per share - basic and diluted	($0.06)	($0.22)	($0.05)	($0.26)

(1)
Diluted weighted average number of shares excluded 9,701,515 (2018 - 5,786,161) options, 10,000 (2018 - nil) restricted share units and 16,327,598 (2018 - 16,327,598) common shares issuable under the convertible debentures (Note 19(a)) that were anti-dilutive for the three and six months ended June 30, 2019.

12. TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	June 30, 2019	December 31, 2018
Trade receivables	$6,645	$4,671
Other	1,098	928
	$7,743	$5,599

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

13. INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value. Inventories of the Company are comprised of:

	June 30, 2019	December 31, 2018
Finished goods - doré and concentrates	$1,700	$2,538
Work-in-process	2,930	4,626
Stockpile	1,454	1,257
Silver coins and bullion	280	351
Materials and supplies	22,342	23,696
	$28,706	$32,468

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period. As at June 30, 2019, mineral inventories, which consist of stockpile, work-in-process and finished goods, includes a $1.4 million (December 31, 2018 - $3.0 million) net realizable value write-down which was recognized in cost of sales during the period.

14. OTHER FINANCIAL ASSETS

As at June 30, 2019, other financial assets consists of the Company’s investment in marketable securities and foreign exchange derivatives comprised of the following:

	June 30, 2019	December 31, 2018
First Mining Gold Corp. (TSX: FF)	$2,636	$2,753
Sprott Physical Silver Trust (NYSE: PSLV)	2,284	2,236
FVTPL marketable securities	$4,920	$4,989
FVTOCI marketable securities	1,476	1,431
Total marketable securities	$6,396	$6,420
Silver future derivatives	724	2,038
Foreign exchange derivatives	521	—
Total other financial assets	$7,641	$8,458

(a)	Marketable Securities
Changes in fair value of marketable securities designated as fair value through profit or loss ("FVTPL") for the six months ended June 30, 2019 totalling $0.2 million (2018 - $2.3 million) are recorded through profit or loss.

Changes in fair value of marketable securities designated as fair value through other comprehensive income ("FVTOCI") for the period ended June 30, 2019 was $0.2 million (2018 - $0.7 million) and was recorded through other comprehensive income and will not be transferred into profit or loss upon disposition or impairment.

(b) Silver Future Derivatives
As at June 30, 2019, the Company carried a long position of 200 silver future contracts for 1,000,000 ounces of silver. The silver future derivatives carried a $0.7 million balance (December 31, 2018 ‐ $2.0 million) primarily consisting of $0.7 million in deposits. For the period ended June 30, 2019, the Company recognized a $0.5 million net loss on its investment in silver future derivatives (2018 - $nil).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 15

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

15. MINING INTERESTS

Mining interests primarily consist of acquisition, development and exploration costs directly related to the Company’s operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan.

The Company’s mining interests are comprised of the following:

	June 30, 2019	December 31, 2018
Producing properties	$373,779	$353,651
Exploration properties (non-depletable)	79,309	81,962
	$453,088	$435,613

Producing properties are allocated as follows:

Producing properties	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Cost
At December 31, 2017	$—	$36,371	$88,627	$155,351	$104,635	$90,955	$106,691	$582,630
Additions	11,030	7,609	5,787	8,336	6,241	3,988	2,686	45,677
Acquisition of Primero (Note 4)	178,183	—	—	—	—	—	—	178,183
Change in decommissioning liabilities	4,092	(633)	3,122	—	—	—	—	6,581
Transfer from exploration properties	—	1,694	1,900	—	—	—	—	3,594
At December 31, 2018	$193,305	$45,041	$99,436	$163,687	$110,876	$94,943	$109,377	$816,665
Additions	11,062	3,332	2,689	3,406	857	2,090	—	23,436
Transfer from exploration properties	2,456	7,462	5,659	—	—	—	—	15,577
At June 30, 2019	$206,823	$55,835	$107,784	$167,093	$111,733	$97,033	$109,377	$855,678
Accumulated depletion, amortization and impairment
At December 31, 2017	$—	($7,639)	($55,564)	($62,144)	($67,154)	($40,317)	($62,594)	($295,412)
Depletion and amortization	(10,871)	(3,955)	(4,308)	(16,470)	(4,850)	(4,220)	(3,102)	(47,776)
Impairment	—	—	—	(67,901)	(29,271)	—	(22,654)	(119,826)
At December 31, 2018	($10,871)	($11,594)	($59,872)	($146,515)	($101,275)	($44,537)	($88,350)	($463,014)
Depletion and amortization	(7,318)	(2,231)	(2,926)	(2,419)	(531)	(3,460)	—	(18,885)
At June 30, 2019	($18,189)	($13,825)	($62,798)	($148,934)	($101,806)	($47,997)	($88,350)	($481,899)

Carrying values
At December 31, 2018	$182,434	$33,447	$39,564	$17,172	$9,601	$50,406	$21,027	$353,651
At June 30, 2019	$188,634	$42,010	$44,986	$18,159	$9,927	$49,036	$21,027	$373,779

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 16

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

15. MINING INTERESTS (continued)

Exploration properties are allocated as follows:

Exploration properties	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2017	$—	$7,777	$5,221	$13,982	$10,117	$9,599	$10,385	$29,847	$86,928
Exploration and evaluation expenditures	3,705	8,233	2,339	3,291	2,363	2,939	1,337	3,593	27,800
Impairment	—	—	—	(13,787)	(9,398)	—	(5,987)	—	(29,172)
Transfer to producing properties	—	(1,694)	(1,900)	—	—	—	—	—	(3,594)
At December 31, 2018	$3,705	$14,316	$5,660	$3,486	$3,082	$12,538	$5,735	$33,440	$81,962
Exploration and evaluation expenditures	3,008	4,636	984	1,356	884	1,518	—	538	12,924
Transfer to producing properties	(2,456)	(7,462)	(5,659)	—	—	—	—	—	(15,577)
At June 30, 2019	$4,257	$11,490	$985	$4,842	$3,966	$14,056	$5,735	$33,978	$79,309

(a)	San Dimas Silver/Gold Mine, Durango State

The San Dimas Mine has a gold and silver streaming agreement with WPMI which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price, for each gold equivalent ounce delivered under the New Stream Agreement.

(b)	Santa Elena Silver/Gold Mine, Sonora State

The Santa Elena Mine has a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its life of mine gold production from its leach pad and a designated area of its underground operations to Sandstorm. The selling price to Sandstorm is the lesser of $450 per ounce, subject to a 1% annual inflation increase commencing in April 2018, and the prevailing market price.

In December 2016, the Company entered into an option agreement with Compania Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire the Los Hernandez Property, consisting of 5,802 hectares of mining concessions north of the Santa Elena mine. In exchange, First Majestic has agreed to incur $1.6 million in exploration costs on the property over four years, grant a 2.5% NSR royalty on the related concessions, and to pay $1.4 million in option payments, of which $0.5 million has been paid, $0.2 million due in December 2019 and $0.7 million in December 2020.

(c) Del Toro Silver Mine, Zacatecas State

In October 2016, the Company entered into an agreement to acquire 7,205 hectares of mining concessions adjacent to the Del Toro Silver Mine. The total purchase price amounted to $1.5 million, payable over six equal payments every six months. As at June 30, 2019, $1.3 million (December 31, 2018 - $1.2 million) has been paid.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 17

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

16. PROPERTY, PLANT AND EQUIPMENT

The majority of the Company's property, plant and equipment is used in the Company's six operating mine segments. Property, plant and equipment is depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to land and buildings, machinery and equipment or other when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and Buildings(1)	Machinery and Equipment	Assets under Construction	Other	Total
Cost
At December 31, 2017	$134,398	$341,899	$21,949	$14,711	$512,957
Additions	9	4,411	28,669	621	33,710
Acquisition of Primero (Note 4)	40,404	70,064	7,169	5,178	122,815
Transfers and disposals	3,053	14,488	(22,114)	2,900	(1,673)
At December 31, 2018	$177,864	$430,862	$35,673	$23,410	$667,809
Additions	—	857	21,218	14	22,089
Transfers and disposals	6,382	3,151	(10,589)	(45)	(1,101)
At June 30, 2019	$184,246	$434,870	$46,302	$23,379	$688,797

Accumulated depreciation, amortization and impairment
At December 31, 2017	($86,404)	($223,353)	$—	($11,148)	($320,905)
Depreciation and amortization	(8,215)	(36,650)	—	(1,777)	(46,642)
Transfers and disposals	—	1,464	—	48	1,512
Impairment	(16,639)	(33,420)	—	(631)	(50,690)
At December 31, 2018	($111,258)	($291,959)	$—	($13,508)	($416,725)
Depreciation and amortization	(2,672)	(11,179)	—	(1,128)	(14,979)
Transfers and disposals	271	713	—	71	1,055
At June 30, 2019	($113,659)	($302,425)	$—	($14,565)	($430,649)

Carrying values
At December 31, 2018	$66,606	$138,903	$35,673	$9,902	$251,084
At June 30, 2019	$70,587	$132,445	$46,302	$8,814	$258,148

(1) Included in land and buildings is $11.5 million (December 31, 2018 - $11.5 million) of land which is not subject to depreciation.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 18

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

16. PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2017	$—	$73,684	$124,198	$96,491	$117,201	$47,541	$28,115	$25,727	$512,957
Additions	5,750	3,066	8,812	2,564	3,016	2,375	1,296	6,831	33,710
Acquisition of Primero (Note 4)	122,815	—	—	—	—	—	—	—	122,815
Transfers and disposals	(802)	(79)	(864)	(9)	1,311	1,784	(2,648)	(366)	(1,673)
At December 31, 2018	$127,763	$76,671	$132,146	$99,046	$121,528	$51,700	$26,763	$32,192	$667,809
Additions	3,307	1,501	2,774	1,240	311	873	—	12,083	22,089
Transfers and disposals	(20)	444	399	(1,145)	(439)	45	(334)	(51)	(1,101)
At June 30, 2019	$131,050	$78,616	$135,319	$99,141	$121,400	$52,618	$26,429	$44,224	$688,797

Accumulated depreciation, amortization and impairment
At December 31, 2017	$—	($28,898)	($80,269)	($52,984)	($93,579)	($27,789)	($21,654)	($15,732)	($320,905)
Depreciation and amortization	(8,179)	(8,397)	(9,646)	(8,489)	(3,761)	(4,388)	(2,161)	(1,621)	(46,642)
Transfers and disposals	634	288	829	92	(804)	(1,150)	1,546	77	1,512
Impairment	—	—	—	(30,062)	(17,609)	—	(3,019)	—	(50,690)
At December 31, 2018	($7,545)	($37,007)	($89,086)	($91,443)	($115,753)	($33,327)	($25,288)	($17,276)	($416,725)
Depreciation and amortization	(5,533)	(2,949)	(3,204)	(46)	(136)	(2,039)	—	(1,072)	(14,979)
Transfers and disposals	(35)	(345)	(164)	968	341	116	132	42	1,055
At June 30, 2019	($13,113)	($40,301)	($92,454)	($90,521)	($115,548)	($35,250)	($25,156)	($18,306)	($430,649)

Carrying values
At December 31, 2018	$120,218	$39,664	$43,060	$7,603	$5,775	$18,373	$1,475	$14,916	$251,084
At June 30, 2019	$117,937	$38,315	$42,865	$8,620	$5,852	$17,368	$1,273	$25,918	$258,148

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 19

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

17. RIGHT-OF-USE ASSETS

The Company entered into operating leases to use certain land, building, mining equipment and corporate equipment for its operations. Upon the adoption of IFRS 16, which became effective January 1, 2019 (see note 2), the Company is required to recognize right-of-use assets representing its right to use these underlying leased asset over the lease term.

Right-of-use asset is initially measured at cost, equivalent to its obligation to payments over the term of the respective operating leases, and subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is recorded on a straight-line basis over the shorter period of lease term and useful life of the underlying asset.

Right-of-use assets are comprised of the following:

	Land and Buildings	Machinery and Equipment	Other	Total
At December 31, 2018	$—	$—	$—	$—
Initial adoption of IFRS 16 (Note 2)	2,624	1,036	22	3,682
Additions	170	585	—	755
Remeasurements	—	(41)	—	(41)
Depreciation and amortization	(323)	(284)	(4)	(611)
At June 30, 2019	$2,471	$1,296	$18	$3,785

18. TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate expenses. The normal credit period for these purchases is usually between 30 to 90 days.

Trade and other payables are comprised of the following items:

	June 30, 2019	December 31, 2018
Trade payables	$20,817	$26,420
Trade related accruals	16,040	9,351
Payroll and related benefits	15,750	11,255
Environmental duty	686	1,536
Other accrued liabilities	1,711	1,621
	$55,004	$50,183

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 20

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

19. DEBT FACILITIES

The movement in debt facilities during the six months ended June 30, 2019 and year ended December 31, 2018, respectively, are comprised of the following:

	Convertible Debentures (a)	Revolving Credit Facility (b)	Scotia Debt Facilities	Primero Debt Facilities	Total
Balance at December 31, 2017	$—	$—	$31,769	$—	$31,769
Net proceeds from convertible debentures	151,079	—	—	—	151,079
Portion allocated to equity reserves	(26,252)	—	—	—	(26,252)
Net proceeds from revolving credit facility	—	34,006	—	—	34,006
Acquisition of Primero (Note 4)	—	—	—	106,111	106,111
Finance costs
Interest expense	2,738	1,170	529	—	4,437
Accretion	4,978	419	555	—	5,952
Repayments of principal	—	(16,000)	(32,072)	(106,111)	(154,183)
Payments of finance costs	(1,736)	(890)	(781)	—	(3,407)
Balance at December 31, 2018	$130,807	$18,705	$—	$—	$149,512
Finance costs
Interest expense	1,475	849	—	—	2,324
Accretion	2,808	327	—	—	3,135
Payments of finance costs	(1,465)	(888)	—	—	(2,353)
Balance at June 30, 2019	$133,625	$18,993	$—	$—	$152,618

Statements of Financial Position Presentation
Current portion of debt facilities	$1,002	$279	$—	$—	$1,281
Non-current portion of debt facilities	129,805	18,426	—	—	148,231
Balance at December 31, 2018	$130,807	$18,705	$—	$—	$149,512
Current portion of debt facilities	$1,011	$241	$—	$—	$1,252
Non-current portion of debt facilities	132,614	18,752	—	—	151,366
Balance at June 30, 2019	$133,625	$18,993	$—	$—	$152,618

(a)	Convertible Debentures
During the first quarter of 2018, the Company issued $156.5 million of unsecured senior convertible debentures (the “Notes”). The Company received net proceeds of $151.1 million after transaction costs of $5.4 million. The Notes mature on March 1, 2023 and bear an interest rate of 1.875% per annum, payable semi-annually in arrears in March and September of each year.

The Notes are convertible into common shares of the Company at any time prior to maturity at a conversion rate of 104.3297 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $9.59 per common share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the Notes may be entitled to an increased conversion rate.

The Company may not redeem the Notes before March 6, 2021, except in the event of certain changes in Canadian tax law. At any time on or after March 6, 2021 and until maturity, the Company may redeem all or part of the Notes for cash if the last reported share price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. The redemption price will equal to the sum of: (i) 100% of the principal amount of the notes to be redeemed and (ii) accrued and unpaid interest, if any, to the redemption date.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 21

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

19. DEBT FACILITIES (continued)

(a)	Convertible Debentures (continued)
The Company is required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, at a cash purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to the fundamental change purchase date.

The component parts of the convertible debentures, a compound instrument, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instrument is an equity instrument.

At initial recognition, net proceeds of $151.1 million from the Notes were allocated into its debt and equity components. The fair value of the debt portion was estimated at $124.8 million using a discounted cash flow model method with an expected life of five years and a discount rate of 6.14%. This amount is recorded as a financial liability on an amortized cost basis using the effective interest method using an effective interest rate of 6.47% until extinguished upon conversion or at its maturity date.

The conversion option is classified as equity and was estimated based on the residual value of $26.3 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. Deferred tax liability of $7.1 million related to taxable temporary difference arising from the equity portion of the convertible debenture was recognized in equity reserves.

Transaction costs of $5.4 million that relate to the issuance of the convertible debentures were allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.

(b)	Revolving Credit Facility
On May 10, 2018, the Company entered into a $75.0 million senior secured revolving credit facility ("Revolving Credit Facility") with the Bank of Nova Scotia, Bank of Montreal and Investec Bank PLC, as lenders. The Revolving Credit Facility will mature on its third anniversary date. Interest on the drawn balance will accrue at LIBOR plus an applicable range of 2.25% to 3.5% while the undrawn portion is subject to a standby fee with an applicable range of 0.5625% to 0.875%, dependent on certain financial parameters of First Majestic. As at June 30, 2019, the applicable rates were 5.2% and 0.6875%, respectively.

These debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries.

The Revolving Credit Facility includes financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a leverage ratio based on total debt to rolling four quarters adjusted EBITDA of not more than 3.00 to 1.00; (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00; and (c) tangible net worth of not less than $563.5 million plus 50% of its positive earnings subsequent to June 30, 2018. The debt facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into finance leases up to $30.0 million. As at June 30, 2019 and December 31, 2018, the Company was in compliance with these covenants.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 22

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

20. LEASE LIABILITIES

The Company has finance leases, operating leases and equipment financing liabilities for various mine and plant equipment, office space and land. Finance leases and equipment financing obligations require underlying assets to be pledged as security against the obligations and all of the risks and rewards incidental to ownership of the underlying asset being transferred to the Company. For operating leases, the Company controls but does not have ownership of the underlying right-of-use assets.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Lease liabilities are subsequently measured at amortized cost using the effective interest rate method, and adjusted for interest and lease payments.

Certain lease agreements may contain lease and non-lease components, which are generally accounted for separately. For certain equipment leases, such as vehicles, the Company has elected to account for the lease and non-lease components as a single lease component.

The movement in lease liabilities during the three months ended June 30, 2019 and year ended December 31, 2018, respectively, are comprised of the following:

	Finance Leases (a)	Operating Leases (b)	Equipment Financing (c)	Total
Balance at December 31, 2017	$2,109	$—	$7,196	$9,305
Finance costs	80	—	444	524
Repayments of principal	(1,700)	—	(1,846)	(3,546)
Payments of finance costs	(80)	—	(356)	(436)
Balance at December 31, 2018	$409	$—	$5,438	$5,847
Initial adoption of IFRS 16 (Note 2)	—	3,682	—	3,682
Additions	—	723	—	723
Finance costs	13	209	185	407
Repayments of principal	(196)	(623)	(1,229)	(2,048)
Payments of finance costs	(13)	—	(202)	(215)
Foreign exchange loss	—	109	—	109
Balance at June 30, 2019	$213	$4,100	$4,192	$8,505
Statements of Financial Position Presentation
Current portion of lease liabilities	$352	$—	$2,552	$2,904
Lease liabilities	57	—	2,886	2,943
Balance at December 31, 2018	$409	$—	$5,438	$5,847
Current portion of lease liabilities	$213	$1,552	$2,537	$4,302
Lease liabilities	—	2,548	1,655	4,203
Balance at June 30, 2019	$213	$4,100	$4,192	$8,505

(a)	Finance Leases
From time to time, the Company purchases equipment under finance leases, with terms ranging from 24 to 48 months with interest rates ranging from 6.9% to 7.5%.

As at June 30, 2019, the net book value of property, plant and equipment includes $0.5 million (December 31, 2018 -$0.6 million) of equipment in property, plant and equipment pledged as security under finance leases.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 23

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

20. LEASE LIABILITIES (continued)

(b) Operating Leases
Upon the adoption of IFRS 16, the Company recognized $3.7 million in operating lease liabilities as at January 1, 2019, primarily related to certain equipment and building rental contracts, land easement contracts and service contracts that contain embedded leases for property, plant and equipment.

These operating leases have remaining lease terms of one to 10 years, some of which include options to terminate the leases within a year, with incremental borrowing rates ranging from 5.8% to 12.4%.

(c) Equipment Financing
During 2017, the Company entered into a $7.9 million credit facility with repayment terms ranging from 12 to 16 equal quarterly installments in principal plus related interest. The facility bears an interest rate of LIBOR plus 4.60%. Proceeds from the equipment financing were primarily used for the purchase and rehabilitation of property, plant and equipment. The equipment financing is secured by certain equipment of the Company and is subject to various covenants, including the requirement for First Majestic to maintain a leverage ratio based on total debt to rolling four quarters adjusted EBITDA. As at June 30, 2019 and year ended December 31, 2018, the Company was in compliance with these covenants.

As at June 30, 2019, the net book value of property, plant and equipment includes $4.2 million (December 31, 2018 - $4.6 million) of equipment pledged as security for the equipment financing.

21. SHARE CAPITAL

(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the period is summarized in the consolidated statements of changes in equity.

In May 2018, the Company completed an arrangement agreement to acquire all of the issued and outstanding shares of Primero by issuing 27,333,363 common shares at a price of $6.84 (CAD$8.80) based on the Company’s quoted market price as at the acquisition date. See Note 4 for details.

In 2018, the Company filed a prospectus supplement to the short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $50.0 million. The sale of common shares would be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange. During the six months ended June 30, 2019, First Majestic sold 8,039,363 common shares of the Company under the ATM program at an average price of $6.22 per share for gross proceeds of $50.0 million, or net proceeds of $48.5 million after costs.

(b)	Stock options

Under the terms of the Company’s 2019 Long-Term Incentive Plan ("LTIP"), the maximum number of shares reserved for issuance under the LTIP is 8% of the issued shares on a rolling basis. Options may be exercisable over periods of up to ten years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 24

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

21. SHARE CAPITAL (continued)

(b)	Stock options (continued)
The following table summarizes information about stock options outstanding as at June 30, 2019:

	Options Outstanding			Options Exercisable
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)
4.69 - 5.00	1,245,707	4.79	1.51	1,245,707	4.79	1.51
5.01 - 10.00	5,105,793	8.03	7.31	1,485,947	7.18	3.54
10.01 - 15.00	3,018,102	11.03	2.71	2,454,203	11.09	2.55
15.01 - 20.00	125,000	16.36	2.13	125,000	16.36	2.13
20.01 - 126.01	206,913	74.26	1.70	206,913	74.26	1.70
	9,701,515	10.07	4.95	5,517,770	11.10	2.54

The movements in stock options issued during the six months ended June 30, 2019 and year ended December 31, 2018 are summarized as follows:

	Six Months Ended		Year Ended
	June 30, 2019		December 31, 2018
	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Number of Options	Weighted Average Exercise Price (CAD $/Share)
Balance, beginning of the period	9,266,098	10.76	9,431,737	9.35
Granted	2,214,180	8.22	2,552,796	15.95
Exercised	(508,874)	5.38	(973,948)	5.28
Cancelled or expired	(1,269,889)	13.76	(1,744,487)	13.78
Balance, end of the period	9,701,515	10.07	9,266,098	10.76

During the six months ended June 30, 2019, the aggregate fair value of stock options granted was $6.8 million (December 31, 2018 - $7.8 million), or a weighted average fair value of $3.06 per stock option granted (December 31, 2018 - $3.07).

The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

		Six Months Ended	Year Ended
Assumption	Based on	June 30, 2019	December 31, 2018
Risk-free interest rate (%)	Yield curves on Canadian government zero- coupon bonds with a remaining term equal to the stock options’ expected life	2.11	1.87
Expected life (years)	Average of the expected vesting term and expiry term of the option	5.78	5.40
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	51.70	58.70
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	—	—

The weighted average closing share price at date of exercise for the six months ended June 30, 2019 was CAD$8.88 (December 31, 2018 - CAD$8.86).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 25

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

21. SHARE CAPITAL (continued)

(c)	Restricted Share Units

The Company adopted the 2019 LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Restricted Share Units ("RSU's") based on the value of the Company's share price at the date of grant. Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Company. The Company intends to settle all RSU's in equity.

The associated compensation cost is recorded as share-based payments expense against equity reserves.

The following table summarizes the changes in RSU's for the six months ended June 30, 2019:

	Six Months Ended June 30, 2019
	Number of shares	Weighted Average Fair Value
Outstanding, beginning of the period	—	$—
Granted	110,000	6.42
Settled	(100,000)	6.42
Forfeited	—	—
Outstanding, end of the period	10,000	$6.42

22. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a)	Fair value and categories of financial instruments

Financial instruments included in the consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.

Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 26

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

22. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(a) Fair value and categories of financial instruments (continued)

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Trade receivables (related to concentrate sales)
Receivables that are subject to provisional pricing and final price adjustment at the end of the quotational period are estimated based on observable forward price of metal per London Metal Exchange (Level 2)

Marketable securities	Based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position
Silver futures derivatives
Foreign exchange derivatives

Financial Instruments Measured at Amortized Cost	Valuation Method
Cash and cash equivalents	Approximated carrying value due to their short-term nature
Trade and other receivables
Trade and other payables
Debt facilities	Assumed to approximate carrying value as discount rate on
these instruments approximate the Company's credit risk.

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	June 30, 2019			December 31, 2018
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Trade receivables	$2,223	$—	$2,223	$2,559	$—	$2,559
Marketable securities (Note 14)	6,396	6,396	—	6,420	6,420	—
Silver futures derivatives (Note 14)	724	724	—	2,038	2,038	—

There were no transfers between levels 1, 2 and 3 during the six months ended June 30, 2019 and year ended December 31, 2018.

(b)	Capital risk management

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 27

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

22. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(b) Capital risk management

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, lease liabilities, net of cash and cash equivalents as follows:

	June 30, 2019	December 31, 2018
Equity	$640,371	$594,573
Debt facilities	152,618	149,512
Lease liabilities	8,505	5,847
Less: cash and cash equivalents	(94,539)	(57,013)
	$706,955	$692,919

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 19) and lease liabilities (Note 20). As at June 30, 2019 and December 31, 2018, the Company was in compliance with these covenants.

(c)	Financial risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at June 30, 2019, value added taxes receivable was $46.9 million (2018 - $49.7 million), majority of which relates to Primero Empresa Minera, S.A. de C.V. ("PEM") due to filings in arrears when First Majestic acquired the entity. Since acquisition, the Company has accelerated its filings and reduced PEM's pre-acquisition VAT receivables to $7.7 million. The Company continues supplying additional information requested by the Servicio de Administración Tributaria (“SAT”) in response to the review process and the Company fully expects the amounts to be refunded in the future.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through two international customers. Silver-lead concentrates and related base metal by-products are sold primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 28

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

22. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c) Financial risk management (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

The following table summarizes the maturities of the Company’s financial liabilities as at June 30, 2019 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$55,004	$55,004	$55,004	$—	$—	$—
Debt facilities	152,618	190,818	4,359	27,025	159,434	—
Lease liabilities	8,505	9,545	4,447	3,795	1,303	—
Other liabilities	4,164	4,164	—	—	—	4,164
	$220,291	$259,531	$63,810	$30,820	$160,737	$4,164

At June 30, 2019, the Company had working capital of $129.5 million (December 31, 2018 – $108.1 million). Total available liquidity at June 30, 2019 was $184.5 million, including $55.0 million of undrawn revolving credit facility. The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	June 30, 2019
	Cash and cash equivalents	Trade and other receivables	Value added taxes receivable	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$7,030	$47	$—	$2,636	($1,195)	$—	$8,518	$852
Mexican peso	11,772	—	38,281	—	(34,717)	16,000	31,336	3,134
	$18,802	$47	$38,281	$2,636	($35,912)	$16,000	$39,854	$3,985

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

22. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)
(c) Financial risk management (continued)

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

				June 30, 2019
	Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$128	$—	$66	$144	$338
Metals in doré and concentrates inventory	52	156	17	7	232
	$180	$156	$83	$151	$570

Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at June 30, 2019, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. The Company’s equipment leases bear interest at fixed rates.

Based on the Company’s interest rate exposure at June 30, 2019, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

23. SUPPLEMENTAL CASH FLOW INFORMATION

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2019	2018	2019	2018
Adjustments to reconcile net earnings to operating cash flows before movements in working capital:
Unrealized foreign exchange loss (gain) and other		$805	($1,995)	$131	$1,021
Unrealized loss from marketable securities and silver futures derivatives	14	1,268	101	651	2,250
		$2,073	($1,894)	$782	$3,271
Net change in non-cash working capital items:
Decrease (increase) in trade and other receivables		$186	$22,012	($2,144)	$23,070
Decrease (increase) in value added taxes receivable		3,000	(24,397)	12,803	(29,575)
(Increase) decrease in inventories		(1,399)	4,581	3,155	5,247
Decrease (increase) in prepaid expenses and other		704	2,322	(1,008)	(158)
(Decrease) increase in income taxes payable		(1,502)	158	(3,437)	(474)
Increase (decrease) in trade and other payables		645	(7,190)	2,511	(6,133)
		$1,634	($2,514)	$11,880	($8,023)
Non-cash investing and financing activities:
Transfer of share-based payments reserve upon settlement of RSUs		$642	$—	$642	$—
Transfer of share-based payments reserve upon exercise of options		$238	$400	$508	$512

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Second Quarter Report	Page 31